June 20, 2007

US Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn:    Barbara C. Jacobs, Assistant Director,

Re:      Gottaplay Interactive, Inc. - Amendment #2
         (File No. 333-142685)

Dear Ms Jacobs:

At the request of Gottaplay Interactive, Inc.. (the "Company"), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the "Commission"), specifically those oral comments raised by Barbara C. Jacobs, Assistant Director, in a telephone conversation with Stanley Moskowitz, Esq on June 14, 2007 relating to Amendment # 1 to the registration statement on Form SB-2 of the Company filed with the Commission on June 11, 2007 ("the "Registration Statement""). We have filed simultaneously Amendment No. 2 and have attached a marked copy of such Amendment No. 2 indicating the changes that the Company has made to the Registration Statement.

On behalf of the Company, we have arranged for delivery to the attention of each of Barbara C. Jacobs and Maryse Mills-Apenteng of the Commission, via Federal Express for overnight delivery, three copies of this response letter together with marked copies of Amendment No. 2.

At the request of Gottaplay Interactive, Inc., we are responding to the comments.

You had requested that all information previously requested in your Comment # 2 of your Letter of May 30, 2007 be included in the Registration Statement. Such comment is set forth below:

"Selling Stockholders", page 17

2. Please provide all of the information required by Item 507 of Regulation B. For instance, please include here a discussion of the various transactions by which the selling shareholders obtained their shares and the material terms of the transactions. Also, please state the date as of which selling shareholder information is provided and disclose any material relationships the security holders have had with Gottaplay Interactive within the past three years. See
Item 507 of Regulation S-B."

Response

The Registration Statement has been amended to comply with your comment. The Selling Stockholders Table has been amended to include all of the information required by Item 507 of Regulation S-B.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 619-702-8690 or Stanley M. Moskowitz, who is Of Counsel to this firm at (858) 523-0100.

Very truly yours,
de Castro P.C.


By: /s/  Audie J. de Castro
         Audie J. de Castro